April 2, 2020

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik, Esq., Attorney Advisor
Division of Corporation Finance

Re:	IMAC Holdings, Inc.
Registration Statement on Form S-3 (No. 333-237455)

Ladies and Gentlemen:

On behalf of IMAC Holdings, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 3:00 p.m., Eastern time, on Friday, April 3, 2020, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Mr. Jeffrey S. Ervin

IMAC HOLDINGS, INC.
1605 Westgate Circle
Brentwood, Tennessee 37027

April 2, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik, Esq., Attorney Advisor
Division of Corporation Finance

Re:	IMAC Holdings, Inc.
Registration Statement on Form S-3 (No. 333-237455)

Ladies and Gentlemen:

IMAC Holdings, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m., Eastern time, on Friday, April 3, 2020, or as soon as possible thereafter.

Very truly yours,

IMAC HOLDINGS, INC.

By:	/s/ Jeffrey S. Ervin
Jeffrey S. Ervin
Chief Executive Officer